Exhibit 3.3

FIRST AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

BERRY PETROLEUM CORPORATION

Effective as of April    , 2017, Article V of the Amended and Restated Bylaws of Berry Petroleum Corporation is hereby amended and restated in its entirety as follows:

ARTICLE V

[Reserved.]

Except as set forth in this First Amendment, all other provisions of the Amended and Restated Bylaws will remain in full force and effect. From and after the date of this First Amendment, any references to the Amended and Restated Bylaws in the Amended and Restated Bylaws and any other agreements or instruments will be deemed to refer to the Amended and Restated Bylaws as amended pursuant to this First Amendment.

First Amendment to the Amended and Restated

Bylaws of Berry Petroleum Corporation